UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RHINO RESOURCE PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y 10 3

(CUSIP Number)

William L. Tuorto
Royal Energy Resources, Inc.

56 Broad Street, Suite 2

Charleston, SC 29401

(843) 900-7693

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9
1. Names of Reporting Person. Royal Energy Resources, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b)
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 8,363,229 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 8,363,229 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,363,229 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 44.4% **
14. Type of Reporting Person CO

* Amount of securities beneficially owned includes 6,676,912 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”), 1,060,339 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit”), and 200,000 Series A Convertible Preferred Units (each, a “Preferred Unit” and together with the Common Units and Subordinated Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), and are entitled to vote on a one-for-one basis with the Common Units. The Preferred Units are convertible at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Series A Preferred Unit will convert into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

** Calculation of percentage based on a total of 12,905,799 Common Units and 1,235,534 Subordinated Units, and 1,500,000 Preferred Units outstanding which are convertible into an estimated 4,694,836 Common Units at $3.20 per Common Unit, for a total of 18,836,169 Units outstanding, which, based upon information provided by the Company, is the number of Common Units, Subordinated Units and Preferred Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. William L. Tuorto
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b)
3. SEC Use Only
4. Source of Funds AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 8,363,229 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 8,363,229 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,363,229 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 44.4% **
14. Type of Reporting Person IN

* Amount of securities beneficially owned includes 6,676,912 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”), 1,060,339 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit”), and 200,000 Series A Convertible Preferred Units (each, a “Preferred Unit” and together with the Common Units and Subordinated Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), and are entitled to vote on a one-for-one basis with the Common Units. The Preferred Units are convertible at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Series A Preferred Unit will convert into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

** Calculation of percentage based on a total of 12,905,799 Common Units and 1,235,534 Subordinated Units, and 1,500,000 Preferred Units outstanding which are convertible into an estimated 4,694,836 Common Units at $3.20 per Common Unit, for a total of 18,836,169 Units outstanding, which, based upon information provided by the Company, is the number of Common Units, Subordinated Units and Preferred Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. Brian Hughs
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b)
3. SEC Use Only
4. Source of Funds AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 8,363,229 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 8,363,229 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,363,229 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 44.4% **
14. Type of Reporting Person IN

* Amount of securities beneficially owned includes 6,676,912 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”), 1,060,339 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit”), and 200,000 Series A Convertible Preferred Units (each, a “Preferred Unit” and together with the Common Units and Subordinated Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), and are entitled to vote on a one-for-one basis with the Common Units. The Preferred Units are convertible at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Series A Preferred Unit will convert into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

** Calculation of percentage based on a total of 12,905,799 Common Units and 1,235,534 Subordinated Units, and 1,500,000 Preferred Units outstanding which are convertible into an estimated 4,694,836 Common Units at $3.20 per Common Unit, for a total of 18,836,169 Units outstanding, which, based upon information provided by the Company, is the number of Common Units, Subordinated Units and Preferred Units issued and outstanding.

This Amendment No. 3 to Schedule 13D modifies and supplements the Schedule 13D (the “Original Statement”) initially filed on February 1, 2016, as amended by Amendment No. 1 to Schedule 13D filed on March 28, 2016, as amended by Amendment No. 2 to Schedule 13D filed on April 22, 2016, with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 3, the Original Statement, as modified by Amendment Nos. 1 and 2, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby further supplemented by adding the following:

On December 30, 2016, Royal Energy acquired 200,000 Series A Convertible Preferred Units (the “Preferred Units”) from the Partnership for $2,000,000, or $10 per Preferred Unit. The source of the funds to purchase the Preferred Units was a $2,000,000 loan received from Weston Energy, LLC.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby further supplemented by adding the following:

On December 30, 2016, Royal Energy acquired 200,000 Preferred Units from the Partnership for $2,000,000, or $10 per Preferred Unit. The purpose acquisition was to provide additional capital to the Partnership.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 12,905,799 Common Units, 1,235,534 Subordinated Units and 1,500,000 Preferred Units issued and outstanding as reported to Royal Energy by Rhino are as follows:

Royal Energy Resources, Inc.
a)	Amount beneficially owned: 8,363,229	Percentage 44.4%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	8,363,229
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	8,363,229

William L. Tuorto
a)	Amount beneficially owned: 8,363,229	Percentage 44.4%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	8,363,229
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	8,363,229

Brian Hughs
Amount beneficially owned: 8,363,229		Percentage 44.4%
Number of shares to which the Reporting Person has:
i) Sole power to vote or to direct the vote:		—
ii) Shared power to vote or to direct the vote:		8,363,229
iii) Sole power to dispose or to direct the disposition of:		—
iv) Shared power to dispose or to direct the disposition of:		8,363,229

The total Units reported as beneficially owned by each of Royal Energy, Mr. Tuorto and Mr. Hughs include the Units reported as beneficially owned by Royal Energy. Mr. Tuorto, as the chairman and chief executive officer of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy. Mr. Hughs, as a vice president and director of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement.	Incorporated by reference from Exhibit 99.1 to the Schedule 13D filed on February 1, 2016

B.	Securities Purchase Agreement dated March 21, 2016	Incorporated by reference from Exhibit 10.1 to the Schedule 13D/A filed on March 28, 2016

C.	Promissory Note dated March 22, 2016 (included as Exhibit A to the Securities Purchase Agreement)	Incorporated by reference from Exhibit 10.1 to the Schedule 13D/A filed on March 28, 2016

D.	Security Agreement dated March 22, 2016 (included as Exhibit B to the Securities Purchase Agreement)	Incorporated by reference from Exhibit 10.1 to the Schedule 13D/A filed on March 28, 2016

E.	Registration Rights Agreement dated March 22, 2016 (included as Exhibit C to the Securities Purchase Agreement)	Incorporated by reference from Exhibit 10.1 to the Schedule 13D/A filed on March 28, 2016

F.	Securities Purchase Agreement dated December 30, 2016	Incorporated by reference from Exhibit 10.2 to the Form 8-K filed on January 6, 2017

G.	Letter Agreement dated December 30, 2016	Incorporated by reference from Exhibit 10.6 to the Form 8-K filed on January 6, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2017
Date

ROYAL ENERGY RESOURCES, INC.

/s/ William L. Tuorto
Signature
William L. Tuorto, CEO
Name/Title

January 12, 2017
Date

/s/ William L. Tuorto
Signature
William L. Tuorto, Individually
Name/Title

January 12, 2017
Date

/s/ Brian Hughs
Signature
Brian Hughs, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.